NORSAT ANNOUNCES SECOND QUARTER 2011 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time)  -

Vancouver, British Columbia – August 10, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today its financial results for the three and six months ended June 30, 2011. All financial results are in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Financial Highlights

('000's), except for per share amounts		Three months ended June 30,				Six months ended June 30,
	2011	2010	Change		2011	2010	Change
2011
Revenue	$ 8,644	$ 5,199	$ 3,445	66%	$ 17,358	$ 10,085	$ 7,273	72%
Gross profit	$ 3,591	$ 2,644	$ 947	36%	$ 7,434	$ 4,998	$ 2,436	49%
Gross profit (%)	42%	51%	(9%)		43%	50%	(7%)
EBITDA (1)	$ 486	$ 895	$ (407)	(45%)	$ 1,541	$ 1,551	$ (10)	(1%)
EBITDA (1) per share	$ 0.01	$ 0.02	$ (0.01)	(50%)	$ 0.03	$ 0.03	$ -	-
Net (loss) for the period	$ (285)	$ 817	$ (1,102)	(135%)	$ (472)	$ 1,322	$ (1,794)	(136%)
Net (loss) / earnings per share - basic	$ (0.00)	$ 0.02	$ (0.02)	(100%)	$ (0.01)	$ 0.02	$ (0.03)	(150%)
Net (loss) / earnings per share - diluted	$ (0.00)	$ 0.02	$ (0.02)	(100%)	$ (0.01)	$ 0.02	$ (0.03)	(150%)
Weighted average common shares outstanding -	#	#			#	#
Basic	58,364	53,591			57,727	53,634
Diluted	58,364	53,758			57,727	53,810

“I am pleased to report year-over-year revenue growth of 66% in the second quarter of 2011 and a positive EBITDA of $0.5 million for the quarter, representing our 19th straight quarter of positive EBITDA stated Amiee Chan, Norsat’s President and CEO.

“Our revenues of $8.6 million for the quarter included Microwave sales totaling $1.8 million and Satellite sales totaling $1.3 million.  Satellite sales were down sharply when compared to the same quarter of 2010 and were hindered by the recessionary affects in the US and the overall reductions to US Military budgets.  Although we experienced declines in both Microwave and  Satellite sales, our strategy to diversify our customer and product base is working with our new Sinclair division contributing $5.2 million of revenue and our maritime unit experiencing over 200% growth with revenue for the quarter totaling $0.3 million.  In addition, our recently announced Cdn$3.5 million award from the BC First Nations and NATO’s $1.3 million contract wins have created a backlog of revenues going into the next couple of quarters and in the case of the BC First Nations, also an element of recurring revenues thereafter” said Chan.  “We plan to continue our diversification strategy and expect to continue driving revenue opportunities and diversification of our customers especially within the Satellite solutions division by making further investments in sales and marketing channels and activities” added Chan.

(1) EBITDA is a Non-IFRS Measure

The following and preceding discussion of financial results includes reference to EBITDA.  EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net (loss) / earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net (loss) / earnings  determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other organizations.

Second Quarter Operational Highlights

•

Norsat appointed Mr. James Topham to Board of Directors as Chairman of the Audit Committee.

•

Norsat Satellite Solutions’ division announced a smartphone version of Linkcontrol 7 allowing satellite terminals to be controlled via smartphone.

•

Norsat’s NewsLink and GLOBETrekker terminals supported the U.S. military in the relief effort after the Japan earthquake.

•

Norsat’s Satellite Solutions’ division was awarded a Cdn$3.5 million sales contract to provide a satellite based communications network and ongoing satellite airtime to the First Nations’ Emergency Services Society of British Columbia.

•

Norsat Satellite Solutions’ division released a High Definition capable version of its GLOBETrekker system.

Financial Review

The financial results discussed in this press release have been prepared in accordance with IFRS applicable to the preparation of interim financial information as required for all publicly traded companies in Canada in 2011.  Readers should note that comparative figures in this press release and the Company’s financial statements and MD&A have been restated to reflect IFRS. Please refer to the Company’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2011, for a detailed explanation of the changeover to IFRS.

Revenue for the three and six months ended June 30, 2011 was 66% and 72% higher at $8.6 million and $17.4 million, respectively, compared to $5.2 million and $10.1 million respectively in 2010. Increases were driven by the inclusion of Sinclair division sales of $5.2 million and $9.6 million, respectively for the three and six months ended June 30, 2011. This was offset by other divisions’ decreases of $1.8 million and $2.3 million respectively for the three and six months ended in June 30, 2011 compared to the same period in 2010. Revenue from Satellite Solutions was $1.3 million and $3.7 million respectively for the three and six months ended June 30, 2011 compared to $3.0 million and $5.9 million in the same period in 2010. Revenues were lower due to lower US government orders in the first and second quarter of 2011 compared to the same periods in 2010. Revenue from Microwave Products was relatively consistent at $1.8 million and $3.7 million, respectively, for the three and six months ended June 30, 2011, compared to $2.0 million and $4.0 million respectively for the same periods in 2010.

The overall gross margin for the three and six months ended June 30, 2011 was 42% and 43% respectively, compared to 51% and 50% respectively for the same periods in 2010.

For the three months ended June 30, 2011, total expenses, including interest and bank charges and foreign exchange gain, increased to $3.7 million compared to $1.8 million in the second quarter of 2010.  Approximately $1.4 million of the operating expenses for 2011 relate to the recently acquired Sinclair Division.  The balance of the increase is mostly related to a five month charge of amortization expense related to intangible assets acquired with Sinclair totaling $0.4 million, $0.1 million of Sinclair transaction costs, mostly professional fees, interest expense of $0.2 million, offset by an increase in foreign exchange gain of $0.2 million as well as an increase in labour costs, and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses.  In addition to the affects of Sinclair, operating expenses are expected to increase modestly over future periods.

For the six months ended June 30, 2011, total expenses, including interest and bank charges and foreign exchange gain, increased to $7.4 million compared to $3.7 million for the same period in 2010.  Approximately $2.4 million of the operating expenses for 2011 relate to Sinclair.  Other increase are mostly related to a five month charge of amortization expense related to intangible assets acquired with Sinclair totaling $0.4 million, $0.5 million of Sinclair transaction costs, interest expense of $0.3 million, as well as an increase in labour costs, and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses.

Net loss for the three and six months ended June 30, 2011 was $0.3 million and $0.5 million respectively, compared to net earnings of $0.8 million and $1.3 million respectively for the same periods in 2010.

EBITDA for the three and six months ended June 30, 2011 was $0.5 million and $1.5 million respectively, compared to $0.9 million and $1.6 million respectively for the same periods in 2010.

Norsat ended the second quarter of 2011 with cash and cash equivalents of $4.6 million, compared to $6.3 million as at December 31, 2010.  In connection with its acquisition of Sinclair, the Company secured and was funded a non-revolving acquisition loan of $12.0 million.  As of August 10, 2011, the loan balance was US $10.8 million.

The Company also has access to additional credit facilities totaling $3.75 million. At June 30, 2011 and as of August 9, 2011, the Company had not drawn these facilities.

As at June 30, 2011, the Company had working capital totaling $10.7 million compared to $13.0 million as at December 31, 2010.  Shareholders’ equity increased to $18.2 million, as of June 30, 2011, compared to $15.8 million at December 31, 2010.

As at June 30, 2011 and August 9, 2011, total shares issued and outstanding were 58,367,532.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call

Norsat will host a conference call on August 10, 2011 at 8:30 am Pacific Time (11:30 am Eastern Time). To access the conference call by telephone, dial 1-888-396-8063. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available within a few hours after the live call at:

http://www.norsat.com/investor-info/conference-call-recordings

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the three and six months ended June 30, 2011, and the Management Discussion and Analysis for the three and six months ended June 30, 2011 which have been filed and are available on SEDAR (www.sedar.com).  Since January 1, 2011, all of the Norsat’s financial statements are prepared in accordance with IFRS.  Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com